      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2001

                                                      REGISTRATION NO. 333-54462
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                             PROCOM TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CALIFORNIA                                           33-0268063
---------------------------------                            -------------------
  (STATE OR OTHER JURISDICTION                                (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

                                  58 DISCOVERY
                            IRVINE, CALIFORNIA 92618
                                 (949) 852-1000
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              --------------------


                                   ALEX AYDIN
             EXECUTIVE VICE PRESIDENT - FINANCE AND ADMINISTRATION,
                          AND CHIEF FINANCIAL OFFICER
                             PROCOM TECHNOLOGY, INC.
                                  58 DISCOVERY
                            IRVINE, CALIFORNIA 92618
                                 (949) 852-1000
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)


                                   COPIES TO:

           J. JAY HERRON                          LAIRD H. SIMONS III
         TERRENCE R. ALLEN                      KATHERINE TALLMAN SCHUDA
       O'MELVENY & MYERS LLP                       R. GREGORY ROUSSEL
610 NEWPORT CENTER DRIVE, SUITE 1700               FENWICK & WEST LLP
  NEWPORT BEACH, CALIFORNIA 92660                 TWO PALO ALTO SQUARE
           (949) 760-9600                     PALO ALTO, CALIFORNIA 94306
                                                     (650) 494-0600

                              --------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS

                                2,000,000 SHARES

                            PROCOM TECHNOLOGY, INC.

                                  COMMON STOCK

                                ----------------


        We are offering for sale up to 2,000,000 shares of our common stock.

        Our common stock trades on the Nasdaq National Market under the symbol "PRCM." The last reported sale price of our common stock on May 16, 2001 was $13.15 per share.



        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

================================================================================
                                         PLACEMENT           PROCEEDS TO
                PRICE TO PUBLIC        AGENT'S FEE(1)         COMPANY(2)
--------------------------------------------------------------------------------
PER SHARE
--------------------------------------------------------------------------------
  TOTAL
================================================================================

(1) We have agreed to pay to Merrill Lynch & Co., as placement agent, a fee in connection with the arrangement of this offering, to reimburse them for certain expenses and to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933.


(2) Before deducting estimated expenses of approximately $260,000 payable by us.

         WE ARE OFFERING THESE SHARES OF COMMON STOCK ON A BEST EFFORTS BASIS PRINCIPALLY TO SELECTED INSTITUTIONAL INVESTORS AND STRATEGIC INVESTORS. WE HAVE RETAINED MERRILL LYNCH & CO. TO ACT AS THE EXCLUSIVE PLACEMENT AGENT IN CONNECTION WITH THE ARRANGEMENT OF THIS OFFERING. THE PLACEMENT AGENT IS NOT REQUIRED TO SELL A SPECIFIC NUMBER OR DOLLAR AMOUNT OF SHARES BUT WILL USE ITS BEST EFFORTS TO SELL ALL OF THE SHARES BEING OFFERED. FUNDS FROM INVESTORS WILL BE DEPOSITED INTO AN ESCROW ACCOUNT AND WILL NOT BE RELEASED UNTIL A MINIMUM OF $20,000,000, OR SUCH LESSER AMOUNT AS MAY BE AGREED TO BY US AND THE PLACEMENT AGENT, HAS BEEN DEPOSITED WITH THE ESCROW AGENT.

         We reserve the right to withdraw, cancel, modify or reject any order for the purchase of these shares in whole or in part for any reason. We reserve the right to terminate this offering at any time.

         Our executive offices are located at 58 Discovery, Irvine, California 92618, and the telephone number at that address is (949) 852-1000.

                               MERRILL LYNCH & CO.

                  The date of this prospectus is       , 2001.

                                TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
          Recent Developments.........................................  3
          Risk Factors................................................  4
          Forward-Looking Statements.................................. 18
          Use of Proceeds............................................. 19
          Plan of Distribution........................................ 20
          Description of Capital Stock ............................... 21
          Validity of the Shares...................................... 23
          Experts..................................................... 23
          Where You Can Find More Information......................... 23

                                ----------------

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NEITHER WE NOR THE PLACEMENT AGENT HAVE AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH ANY DIFFERENT OR ADDITIONAL INFORMATION. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. INFORMATION CONTAINED IN OUR WEB SITE DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.




         We have filed for federal trademark registration for Procom Technology, Inc., and many of our product names. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

                              RECENT DEVELOPMENTS


        Our third fiscal quarter ended on April 30, 2001. We estimate that our total revenues for this quarter will be in the range of $7.6 million to $8.0 million and that revenues from sales of our NAS products during this quarter will be in the range of $5.6 million to $6.0 million.

                                  RISK FACTORS

        Before investing in our common stock, you should be aware that there are risks inherent in our business, including those indicated below. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose part or all of your investment. You should carefully consider the following risk factors as well as the other information in this prospectus.

COMPETING DATA STORAGE TECHNOLOGIES MAY EMERGE AS A STANDARD FOR DATA STORAGE SOLUTIONS, WHICH COULD CAUSE GROWTH IN THE NAS MARKET NOT TO MEET OUR EXPECTATIONS AND DEPRESS OUR STOCK PRICE.

        The market for data storage is rapidly evolving. There are other storage technologies in use, including storage area network technology, which provide an alternative to network attached storage. We are not able to predict how the data storage market will evolve. For example, it is not clear whether usage of a number of different solutions will grow and co-exist in the marketplace or whether one or a small number of solutions will be dominant and displace the others. It is also not clear whether network attached storage technology will emerge as a dominant or even prevalent solution. Whether NAS becomes an accepted standard will be due to factors outside our control. If a solution other than network attached storage emerges as the standard in the data storage market, growth in the network attached storage market may not meet our expectations. In such event, our growth and the price of our stock would suffer.

IF GROWTH IN THE NAS MARKET DOES NOT MEET OUR EXPECTATIONS, OUR FUTURE FINANCIAL PERFORMANCE COULD SUFFER.

        We believe our future financial performance will depend in large part upon the continued growth in the NAS market and on emerging standards in this market. We intend for NAS products to be our primary business. The market for NAS products, however, may not continue to grow. Long-term trends in storage technology remain unclear and some analysts have questioned whether competing technologies, such as storage area networks, may emerge as the preferred storage solution. If the NAS market grows more slowly than anticipated, or if NAS products based on emerging standards other than those adopted by us become increasingly accepted by the market, our operating results could be harmed.

THE REVENUE AND PROFIT POTENTIAL OF NAS PRODUCTS IS UNPROVEN, AND WE MAY BE UNABLE TO ATTAIN REVENUE GROWTH OR PROFITABILITY FOR OUR NAS PRODUCT LINES.

        NAS technology is relatively recent, and our ability to be successful in the NAS market may be negatively affected by not only a lack of growth of the NAS market but also the lack of market acceptance of our NAS products. Additionally, we may be unable to achieve profitability as we transition to a greater emphasis on NAS products.


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


IF WE FAIL TO SUCCESSFULLY MANAGE OUR TRANSITION TO A FOCUS ON NAS PRODUCTS, OUR BUSINESS AND PROSPECTS WOULD BE HARMED.

        We began developing NAS products in 1997. Since then, we have focused our efforts and resources on our NAS business, and we intend to continue to do so. We expect to continue to wind down our non-NAS product development and marketing efforts. In the interim, we expect to continue to rely in part upon sales of our non-NAS products to fund operating and development expenses. Net sales of our non-NAS products have been declining in amount and as a percentage of our overall net sales, and we expect these declines to continue. If the decline in net sales of our non-NAS products varies significantly from our expectations, or the decline in net sales of our non-NAS products is not substantially offset by increases in sales of our NAS products, we may not be able to generate sufficient cash flow to fund our operations or to develop our NAS business.

        We also expect our transition to a NAS-focused business to require us to continue:

        - engaging in significant marketing and sales efforts to achieve market awareness as a NAS vendor;

        - reallocating resources in product development and service and support of our NAS appliances;

        - modifying existing and entering into new channel partner relationships to include sales of our NAS appliances; and

        -   expanding and reconfiguring manufacturing operations.

        In addition, we may face unanticipated challenges in implementing our transition to a NAS-focused company. We may not be successful in managing any anticipated or unanticipated challenges associated with this transition. Moreover, we expect to continue to incur costs in addressing these challenges, and there is no assurance that we will be able to generate sufficient revenues to cover these costs. If we fail to successfully implement our transition to a NAS-focused company, our business and prospects would be harmed.

THE CALIFORNIA ENERGY CRISIS IS CAUSING US TO EXPERIENCE SIGNIFICANTLY HIGHER ENERGY COSTS AND PERIODIC INTERRUPTIONS IN OUR SUPPLY OF ELECTRICAL POWER, WHICH COULD DISRUPT OUR BUSINESS, HARM OUR OPERATING RESULTS AND DEPRESS THE PRICE OF OUR COMMON STOCK.

        California is currently experiencing a shortage of electrical power and other energy sources. This shortage has resulted in significantly higher electricity and other energy costs and has periodically resulted in rolling brown-outs, or the temporary and generally unannounced loss of the primary electrical power source. The computer and manufacturing equipment and other systems in our headquarters in Irvine, California, are powered by electricity. Currently, we do not have secondary electrical power sources to mitigate the impacts of temporary or longer-term electrical outages. It is not anticipated that the energy shortages will abate soon; therefore, we expect to continue to experience higher costs for electricity and other energy sources, as well as brown-outs and black-outs. We may also become subject to usage restrictions or other energy consumption regulations that could adversely impact or disrupt our manufacturing and other activities. Continued higher energy costs could materially harm our profitability and depress the price of our common stock. In addition, if we experience interruptions in our supply of electricity, our manufacturing and other operations would be disrupted, which could materially adversely affect our results of operations and depress the price of our common stock.

IF U.S. OR WORLD ECONOMIC CONDITIONS WORSEN, INFORMATION TECHNOLOGY SPENDING ON DATA STORAGE AND OTHER CAPITAL EQUIPMENT COULD DECLINE. IF TECHNOLOGY SPENDING IS REDUCED, OUR SALES AND OPERATING RESULTS COULD BE HARMED.

        Many of our customers are affected by economic conditions in the United States and throughout the world. Many companies have recently announced that they will reduce their spending on data storage and other capital equipment. If spending on data storage technology products is reduced by customers and potential customers, our sales could be harmed, and we may experience greater pressures on our gross margins. If economic conditions do not improve, or if our customers reduce their overall information technology purchases, our sales, gross profits and operating results may be reduced.

OUR AGREEMENT WITH HEWLETT-PACKARD COMPANY IS UNLIKELY TO GENERATE SIGNIFICANT NET SALES.

        We believe our relationship with Hewlett-Packard Company helped us accomplish our strategy to increase penetration in the NAS market. There is no minimum purchase commitment under our agreement with Hewlett-Packard. We do not currently, and are unlikely ever to, generate significant net sales under this agreement. The Hewlett-Packard agreement has a five-year term, and there is no assurance that the agreement can or will be renewed. We commenced limited shipments under the agreement in April 2000 and sales to Hewlett-Packard have never been significant. In February 2001, Hewlett-Packard notified us that they do not anticipate they will purchase additional NAS products from us in the future. While neither they nor we have formally terminated the agreement, we do not anticipate that future sales to Hewlett-Packard will be significant.

IF WE FAIL TO INCREASE THE NUMBER OF DIRECT AND INDIRECT SALES CHANNELS FOR OUR NAS PRODUCTS, OUR ABILITY TO INCREASE NET SALES MAY BE LIMITED.

        In order to grow our business, we will need to increase market awareness and sales of our NAS appliances. To achieve these objectives, we believe it will be necessary to increase the number of our direct and indirect sales channels. We plan to significantly increase the number of our direct sales personnel. However, there is intense competition for these professionals, and we may not be able to attract and retain sufficient new sales personnel.

        We also plan to expand revenues from our indirect sales channels, including distributors, VARs, OEMs and systems integrators. To do this, we will need to modify and expand our existing relationships with these indirect channel partners, as well as enter into new indirect sales channel relationships. We may not be successful in accomplishing these objectives. If we are unable to expand our direct or indirect sales channels, our ability to increase revenues may be limited.

BECAUSE WE DO NOT HAVE EXCLUSIVE RELATIONSHIPS WITH OUR DISTRIBUTORS OR RESELLERS, SUCH AS INGRAM MICRO, TECH DATA, COMPUCOM AND CUSTOM EDGE, THESE CUSTOMERS MAY GIVE HIGHER PRIORITY TO PRODUCTS OF COMPETITORS, WHICH COULD HARM OUR OPERATING RESULTS.

        Our distributors and resellers generally offer products of several different companies, including products of our competitors. Accordingly, these distributors and resellers, such as Ingram Micro, Tech Data, Compucom and Custom Edge (formerly Inacom), may give higher priority to products of our competitors, which could harm our operating results. In addition, our distributors and resellers often demand additional significant selling concessions and inventory rights, such as limited return rights and price protection. We cannot assure you that sales to our distributors or resellers will continue, or that these sales will be profitable.

BECAUSE WE HAVE ONLY APPROXIMATELY THREE YEARS OF OPERATING HISTORY IN THE NAS MARKET, WHICH IS NEW AND RAPIDLY EVOLVING, OUR HISTORICAL FINANCIAL INFORMATION IS OF LIMITED VALUE IN PROJECTING OUR FUTURE OPERATING RESULTS OR PROSPECTS.

        We have been manufacturing and selling our NAS products for only approximately three years. For the year ended July 31, 2000 and the first six months of the current fiscal year 2001, these products accounted for less than 41% and 66%, respectively, of our total net sales. We expect sales of our NAS products to represent an increasing percentage of our net sales in the future. Because our operating history in the NAS product market is only approximately three years, as well as the rapidly evolving nature of the NAS market, it is difficult to evaluate our business or our prospects. In particular, our historical financial information is of limited value in projecting our future operating results.

MARKETS FOR BOTH OUR NAS APPLIANCES AND OUR NON-NAS PRODUCTS ARE INTENSELY COMPETITIVE, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY, WE MAY LOSE MARKET SHARE OR BE REQUIRED TO REDUCE PRICES.

        The markets in which we operate are intensely competitive and characterized by rapidly changing technology. Increased competition could result in price reductions, reduced gross margins or loss of market share, any of which could harm our operating results. We compete with other NAS companies, direct-selling storage providers and smaller vendors that provide storage solutions to end-users. In our non-NAS markets, we


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

compete with computer manufacturers that provide storage upgrades for their own products, as well as with manufacturers of hard drives, CD servers and arrays and storage upgrade products. Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, and reduce prices to increase market share. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully against current or future competitors. In addition, new technologies may increase competitive pressures.

WE DEPEND ON A FEW CUSTOMERS, INCLUDING DISTRIBUTORS SUCH AS INGRAM MICRO AND TECH DATA AND SPECIALIZED END-USERS, FOR A SUBSTANTIAL PORTION OF OUR NET SALES AND ACCOUNTS RECEIVABLE, AND CHANGES IN THE TIMING AND SIZE OF THESE CUSTOMERS' ORDERS MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE.

        Three customers accounted for approximately 42% and 45% of our total accounts receivable at July 31, 1999 and July 31, 2000, respectively, and one individual customer accounted for approximately 9% and 7% of our net sales for fiscal 1999 and 2000. One customer, Storway, a European storage service provider, accounted for approximately 20% of our net sales for the first six months of the current fiscal year 2001, and three customers, Storway, Ingram Micro and J-Dot Technology, accounted for approximately 56% of our total accounts receivable at January 31, 2001. In fiscal 1999 and 2000, we sold our non-NAS products principally to distributors and master resellers such as Ingram Micro, Tech Data, Custom Edge (previously Inacom) and Compucom. Unless and until we diversify and expand our customer base for NAS products, our future success will depend to a large extent on the timing and size of future purchase orders, if any, from these customers. In addition, we expect that single site purchasers of large installations of our NAS products will purchase large volumes of our NAS products over relatively short periods of time. This will cause both our sales and our accounts receivable to be highly concentrated and significantly dependent on one or only a few customers, as has occurred during the first six months of the current fiscal year 2001. If we lose a major customer, or if one of our customers significantly reduces its purchasing volume or experiences financial difficulties and is unable to pay its debts, our results of operations could be harmed. We cannot be certain that customers that have accounted for significant revenues in past periods will continue to purchase our products in future periods.

OUR GROSS MARGINS OF OUR VARIOUS PRODUCT LINES HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST AND MAY CONTINUE TO FLUCTUATE SIGNIFICANTLY. FOR EXAMPLE, WE MAY SEE REDUCED SALES OF HIGHER-MARGIN CD SERVICES OR NOTEBOOK UPGRADE PRODUCTS AND WE MAY NOT SEE INCREASED SALES OF OUR NAS APPLIANCES.

        Historically, our gross margins have fluctuated significantly. Our gross margins vary significantly by product line and distribution channel, and, therefore, our overall gross margin varies with the mix of products we sell. Our markets are characterized by intense competition and declining average unit selling prices over the course of the relatively short life cycles of individual products. For example, we derive a significant portion of our sales from disk drives, CD servers and arrays, and storage upgrade products. The market for these products is highly competitive and subject to intense pricing pressures. Some of these products, such as CD servers and arrays and some laptop storage upgrade systems, have historically generated high gross margins, although we


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

have experienced significant declines in sales of these products. Sales of disk drive upgrade systems generally generate lower gross margins than those of our NAS products. If we fail to increase sales of our NAS appliances, or if demand, sales or gross margins for CD servers and arrays and our laptop storage upgrade systems decline rapidly, we believe our overall gross margins will continue to decline.

        Our gross margins have been and may continue to be affected by a variety of other factors, including:

        -   new product introductions and enhancements;

        -   competition;

        -   changes in the distribution channels we use;

        -   the mix and average selling prices of products; and

        -   the cost and availability of components and manufacturing labor.

IF WE ARE UNABLE TO TIMELY INTRODUCE COST-EFFECTIVE HARDWARE OR SOFTWARE SOLUTIONS FOR NAS ENVIRONMENTS, OR IF OUR PRODUCTS FAIL TO KEEP PACE WITH TECHNOLOGICAL CHANGES IN THE MARKETS WE SERVE, OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

        Our future growth will depend in large part upon our ability to successfully develop and introduce new hardware and software for the NAS market. Due to the complexity of products such as ours, and the difficulty in estimating the engineering effort required to produce new products, we face significant challenges in developing and introducing new products. We may be unable to introduce new products on a timely basis or at all. If we are unable to introduce new products in a timely manner, our operating results could be harmed.

        Even if we are successful in introducing new products, we may be unable to keep pace with technological changes in our markets and our products may not gain any meaningful market acceptance. The markets we serve are characterized by rapid technological change, evolving industry standards, and frequent new product introductions and enhancements that could render our products obsolete and less competitive. As a result, our position in these markets could erode rapidly due to changes in features and functions of competing products or price reductions by our competitors. In order to avoid product obsolescence, we will have to keep pace with rapid technological developments and emerging industry standards. We may not be successful in doing so, and if we fail in this regard, our operating results could be harmed.

WE RELY UPON A LIMITED NUMBER OF SUPPLIERS FOR SEVERAL KEY COMPONENTS USED IN OUR PRODUCTS, INCLUDING DISK DRIVES, COMPUTER BOARDS, POWER SUPPLIES, MICROPROCESSORS AND OTHER COMPONENTS, AND ANY DISRUPTION OR TERMINATION OF THESE SUPPLY ARRANGEMENTS COULD DELAY SHIPMENT OF OUR PRODUCTS AND HARM OUR OPERATING RESULTS.

        We rely upon a limited number of suppliers of several key components used in our products, including disk drives, computer boards, power supplies and microprocessors. In the past, we have experienced periodic shortages, selective supply allocations and increased prices for these and other components. We may experience similar supply issues in the future. Even if we are able to obtain component supplies, the quality of these components may not meet our requirements. For example, in order to meet our product performance requirements, we must obtain disk drives of extremely high quality and capacity. Even a small deviation from our requirements could render any of the disk drives we receive unusable by us. In the event of a reduction or interruption in the supply or a degradation in quality of any of our components, we may not be able to complete the assembly of our products on a timely basis or at all, which could force us to delay or reduce shipments of our products. If we were forced to delay or reduce product shipments, our operating results could be harmed. In addition, product shipment delays could adversely affect our relationships with our channel partners and current or future end-users.

UNDETECTED DEFECTS OR ERRORS FOUND IN OUR PRODUCTS, OR THE FAILURE OF OUR PRODUCTS TO PROPERLY INTERFACE WITH THE PRODUCTS OF OTHER VENDORS, MAY RESULT IN DELAYS, INCREASED COSTS OR FAILURE TO ACHIEVE MARKET ACCEPTANCE, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

        Complex products such as those we develop and offer may contain defects or errors, or may fail to properly interface with the products of other vendors, when first introduced or as new versions are released. Despite internal testing and testing by our customers or potential customers, we do, from time to time, and may in the future encounter these problems in our existing or future products. Any of these problems may:

        -   cause delays in product introductions and shipments;

        -   result in increased costs and diversion of development resources;

        -   require design modifications; or

        - decrease market acceptance or customer satisfaction with these products, which could result in product returns.

        In addition, we may not find errors or failures in our products until after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could significantly harm our operating results. Our current or potential customers might seek or succeed in recovering from us any losses resulting from errors or failures in our products.

IF WE ARE UNABLE TO MANAGE OUR INTERNATIONAL OPERATIONS EFFECTIVELY, OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

        Net sales to our international customers, including export sales from the United States, accounted for approximately 60% of our net sales for the first six months of current fiscal year 2001 as compared to 44% of our net sales for the first six months of fiscal year 2000, 41% of our net sales for the year ended July 31, 2000 and approximately 33% of our net sales for the year ended July 31, 1999. We believe that our growth and profitability will require successful expansion of our international operations to which we have committed significant resources. Our international operations will expose us to operational challenges that we would not otherwise face if we conducted our operations only in the United States. These include:

        - currency exchange rate fluctuations, particularly when we sell our products in denominations other than U.S. dollars;

        - difficulties in collecting accounts receivable and longer accounts receivable payment cycles;


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


        - reduced protection for intellectual property rights in some countries, particularly in Asia;

        - legal uncertainties regarding tariffs, export controls and other trade barriers;

        - the burdens of complying with a wide variety of foreign laws and regulations; and

        - seasonal fluctuations in purchasing patterns in other countries, particularly in Europe.

        Any of these factors could have an adverse impact on our existing international operations and business or impair our ability to continue expanding into international markets. For example, our reported sales can be affected by changes in the currency rates in effect during any particular period. The effects of currency fluctuations were evident in our results of operations for the first six months of the current fiscal year 2001. During this period, the Euro and two currencies whose values are pegged to the Euro, declined in value significantly, and then increased in value significantly in the quarter ended January 31, 2001. As a result, in the quarter ended October 31, 2000, we incurred a foreign currency loss of approximately $160,000 while, in the quarter ended January 31, 2001, we realized a gain of $219,000. Also, these fluctuation gains can cause us to report higher or lower sales by virtue of the translation of the subsidiary's sales into US dollars at an average rate in effect throughout the quarter. In addition, we have funded operational losses of our subsidiaries of approximately $2.8 million between the date of purchase and January 31, 2001, and if our subsidiaries continue to incur operational losses, our cash and liquidity would be negatively impacted.

        In order to successfully expand our international sales, we must strengthen foreign operations, hire additional personnel and recruit additional international distributors and resellers. Expanding internationally and managing the financial and business operations of our foreign subsidiaries will also require significant management attention and financial resources. For example, our foreign subsidiaries in Europe have incurred operational losses. To the extent that we are unable to address these concerns in a timely manner, our growth, if any, in international sales will be limited, and our operating results could be materially adversely affected. In addition, we may not be able to maintain or increase international market demand for our products.

OUR PROPRIETARY SOFTWARE RELIES ON OUR INTELLECTUAL PROPERTY, AND ANY FAILURE BY US TO PROTECT OUR INTELLECTUAL PROPERTY COULD ENABLE OUR COMPETITORS TO MARKET PRODUCTS WITH SIMILAR FEATURES THAT MAY REDUCE DEMAND FOR OUR PRODUCTS, WHICH WOULD ADVERSELY AFFECT OUR NET SALES.

        Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary software or technology. We believe the protection of our proprietary technology is important to our business. If we are unable to protect our intellectual property rights, our business could be materially adversely affected. We currently rely on a combination of copyright and trademark laws and trade secrets to protect our proprietary rights. In addition, we generally enter into confidentiality agreements with our employees and license agreements with end-users and control access to our source code and other intellectual property. We have applied for the registration of some, but not all, of our trademarks. We have applied for U.S. patents with respect to the design and operation of our NetFORCE product, and we anticipate that we may apply for additional patents. It is possible that no patents will issue from our currently pending applications. New patent applications may not result in issued patents and may not provide us with any competitive advantages over, or may be challenged by, third parties. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries, and the enforcement of those laws, do not protect proprietary rights to as great an extent as do the laws of the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products or design around any patent issued to us or other intellectual property rights of ours.

        In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights to establish the validity of our proprietary rights. This litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

WE MAY FROM TIME TO TIME BE SUBJECT TO CLAIMS OF INFRINGEMENT OF OTHER PARTIES' PROPRIETARY RIGHTS OR CLAIMS THAT OUR OWN TRADEMARKS, PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS ARE INVALID, AND IF WE WERE TO SUBSEQUENTLY LOSE OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS WOULD BE MATERIALLY ADVERSELY AFFECTED.

        We may from time to time receive claims that we are infringing third parties' intellectual property rights or claims that our own trademarks, patents or other intellectual property rights are invalid. For example, we have been recently notified by Intel Corporation that our products may infringe some of the intellectual property rights of Intel. In its notification, Intel offered us a non-exclusive license for patents in their portfolio. We are investigating whether our products infringe the patents of Intel, and we have had discussions with Intel regarding this matter. We do not believe that we infringe the patents of Intel, but our discussions and our investigation are preliminary, and we expect we will continue discussions with Intel. We cannot assure you that Intel would not be successful in asserting a successful claim of infringement, or if we were to seek a license from Intel regarding its patents, that Intel would continue to offer us a non-exclusive license on any terms. We expect that companies in our markets will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. The resolution of any claims of this nature, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could harm our operating results. Royalty or licensing agreements, if required, might not be available on terms acceptable to us or at all. The loss of access to any key intellectual property right could harm our business.

OUR NET SALES AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND ANY FLUCTUATIONS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

        In recent periods, we have experienced significant declines in net sales and gross profit and incurred operating losses, causing our quarterly operating results to vary significantly. If we fail to meet the expectations of investors or securities analysts, as well as our internal operating goals, as a result of any future fluctuations in our quarterly operating results, the market price of our common stock could decline significantly. Our net sales and quarterly operating results are likely to fluctuate significantly in the future due to a number of factors. These factors include:

        - market acceptance of our new products and product enhancements or those of our competitors;

        -   the level of competition in our target product markets;

        -   delays in our introduction of new products;

        - changes in sales volumes through our distribution channels, which have varying commission and sales discount structures;

        -   changing technological needs within our target product markets;

        - the impact of price competition on the selling prices for our non-NAS products, which continue to represent a majority of our net sales;

        -   the availability and pricing of our product components;

        - our expenditures on research and development and the cost to expand our sales and marketing programs; and

        -   the volume, mix and timing of orders received.

        Due to these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. In addition, it is difficult for us to forecast accurately our future net sales. This difficulty results from our limited operating history in the emerging NAS market, as well as the fact that product sales in any quarter are generally booked and shipped in that quarter. Because we incur expenses, many of which are fixed, based in part on our expectations of future sales, our operating results may be disproportionately affected if sales levels are below our expectations.

        Our revenues in any quarter may also be affected by product returns and any warranty obligations in that quarter. Many of our distribution and reseller customers have limited return rights. In addition, we generally extend warranties to our customers that correspond to the warranties provided by our suppliers. If returns exceed applicable reserves or if a supplier were to fail to meet its warranty obligations, we could incur significant losses. In fiscal 2000, we experienced a 14% product return rate. This rate may vary significantly in the future, and we cannot assure you that our reserves for product returns will be adequate in any future period.

IF WE ARE UNABLE TO ATTRACT QUALIFIED PERSONNEL OR RETAIN OUR EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

        Our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified technical and sales personnel. Competition for qualified engineers and sales personnel, particularly in Orange County, California, is intense, and we may not be able to compete effectively to retain and attract qualified, experienced employees. Should we lose the services of a significant number of our engineers or sales people, we may not be able to compete successfully in our targeted markets and our business would be harmed.

        We believe that our success will depend on the continued services of our executive officers and other key employees. In particular, we rely on the services of our four founders, Messrs. Razmjoo, Alaghband, Aydin and Shahrestany. We maintain employment agreements with each of our founders. We do not maintain key-person life insurance policies on these individuals. The loss of any of these executive officers or other key employees could harm our business.

WE MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY, AND OUR FAILURE TO DO SO COULD REQUIRE US TO SEEK ADDITIONAL FINANCING, WHICH MAY NOT BE AVAILABLE TO US ON FAVORABLE OR ANY TERMS.

        In recent periods, we have experienced significant declines in net sales and gross profit, and we have incurred operating losses. We incurred operating losses of $5.2 million for fiscal 1999, $12.1 million for fiscal 2000 and $5.6 million (including a charge for in-process research and development) for the first six months of the current fiscal year 2001. We expect to continue to incur operating losses through at least the third quarter of fiscal 2001. As part of our strategy to focus on the NAS market, we plan to significantly increase our direct sales force and to increase our investment in research and development and marketing efforts. We will need to significantly increase our revenues from our NAS products to achieve and maintain profitability. The revenue and profit potential of these products is unproven. We may not be able to generate significant or any revenues from our NAS products or achieve or sustain profitability in the future. In addition, we have invested substantial cash in our new corporate headquarters. If we are unable to achieve or sustain profitability in the future, we will have to seek additional financing in the future, which may not be available to us on favorable or any terms.

CONTROL BY OUR EXISTING SHAREHOLDERS COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR BUSINESS THAT OTHER SHAREHOLDERS MAY CONSIDER FAVORABLE.

        As of March 31, 2001, our executive officers and directors and their affiliates beneficially owned approximately 6,400,000 shares, or approximately 52% of the outstanding shares of common stock. Acting together, these shareholders would be able to exert substantial influence on matters requiring approval by shareholders, including the election of directors. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock.

THE MARKET PRICE FOR OUR COMMON STOCK HAS FLUCTUATED SIGNIFICANTLY IN THE PAST AND WILL LIKELY CONTINUE TO DO SO IN THE FUTURE, WHICH COULD RESULT IN A DECLINE IN YOUR INVESTMENT'S VALUE.

        The market price for our common stock has been volatile in the past, and particularly volatile in the last twelve months, and may continue to fluctuate substantially in the future. The value of your investment in our common stock could decline due to the impact of any of the above or of the following factors upon the market price of our common stock:

        -   fluctuations in our operating results;

        - fluctuations in the valuation of companies perceived by investors to be comparable to us;

        - a shortfall in net sales or operating results compared to securities analysts' expectations;

        -   changes in analysts' recommendations or projections;

        - announcements of new products, applications or product enhancements by us or our competitors; and

        -   changes in our relationships with our suppliers or customers.

WE HAVE ISSUED CONVERTIBLE DEBENTURES, AND THE OBLIGATIONS OF THE DEBENTURES POSE RISKS TO THE PRICE OF OUR COMMON STOCK AND OUR OPERATIONS.

        On October 31, 2000, we issued 3-year $15 million convertible debentures to a private investor. The debentures provide that, in certain circumstances, the holder of the debentures may convert its position into our stock, or demand that we repay outstanding amounts with cash. The terms and conditions of the debentures pose unique and special risks to our operations and the price of our common stock. Some of those risks are discussed in more detail below.

OUR ISSUANCE OF STOCK UPON THE CONVERSION OF THE DEBENTURES AND THE EXERCISE OF THE WARRANTS, AS WELL AS ADDITIONAL SALES OF OUR COMMON STOCK BY THE INVESTOR, MAY DEPRESS THE PRICE OF OUR COMMON STOCK AND SUBSTANTIALLY DILUTE YOUR SHARES.

        We have registered for resale by the investor in our debentures a total of 2,322,149 shares of our common stock. This number represents approximately 235% of the number of shares of our common stock issuable if our debentures were to remain outstanding until their stated maturity on October 31, 2003 and all interest on the debentures were to be paid in shares of our stock valued at $8.55 per share, the closing price of our stock on April 18, 2001, plus the number of shares of our common stock issuable if the investor's warrant were to be exercised in full. As is noted in the risk factor immediately below, if the investor were to convert the debentures during a period when the re-set conversion price is in effect, we could be required to issue a substantially greater number of our shares to the investor. The issuance of all or any significant portion of the shares of our common stock that we have registered for resale, together with any additional shares that we may be required to register for resale if the debentures are converted during a period when the re-set conversion price is in effect, could result in substantial dilution to the interests of our other shareholders and a decrease in the price of our stock. A decline in the price of our common stock could encourage short sales of our stock, which could place further downward pressure on the price of our stock.

THE CONVERSION PRICE UNDER THE DEBENTURES WILL AUTOMATICALLY RE-SET PERIODICALLY. IF THE INVESTOR CONVERTS SOME OR ALL OF THE DEBENTURES DURING THE RESET PERIODS AND WE DO NOT REPAY IN CASH THE DEBENTURES THAT THE INVESTOR THEN DESIRES TO CONVERT, WE WILL HAVE TO ISSUE SHARES SUBSTANTIALLY IN EXCESS OF THOSE ORIGINALLY CONTEMPLATED, AND THOSE ADDITIONAL SHARES WILL DILUTE YOUR SHARES.

        The conversion price under the debentures will automatically re-set periodically. During these re-set periods, the conversion price will, for five consecutive trading days, adjust to 90% of the average closing price of our stock during the 10 trading days preceding each re-set period if this amount is less than the conversion price that would otherwise apply. The first re-set period begins on May 15, 2001, the next one begins on October 31, 2001 and additional re-set periods will occur every six months thereafter. During the first re-set period, the investor may elect to convert up to one-third of the debentures, plus any unpaid interest on that amount, at the re-set conversion price. Up to two-thirds of the debentures, plus any unpaid interest on that amount, may be converted at the re-set conversion price beginning on October 31, 2001, and up to the full amount of the debentures, plus any unpaid interest, may be converted at the re-set conversion price during any subsequent re-set period.

        We have the right to pay the selling shareholder in cash the principal amount of any portion of the debentures the investor elects to convert during a re-set period. If we do not make such election to pay cash, the number of shares of our common stock that we would be required to issue upon conversion of the debentures at the re-set conversion price could be substantial. For example, if the 10-trading day average of our shares preceding a re-set period were to be $1.30 per share, which is 75% lower than the lowest closing price reached by our shares since the date the debentures were issued, the re-set conversion price would be approximately $1.17 per share. If all of the debentures were to be converted at this price, we would be required to issue the investor approximately 12,845,215 shares, which would result in the investor owning 47.6% of our outstanding stock after giving effect to such issuance to the investor and the issuance of 2,000,000 shares in the offering to which this prospectus relates.

WE WILL RECORD A CHARGE IF THE DEBENTURES ARE CONVERTED AT A CONVERSION PRICE THAT IS LESS THAN $22.79.

        If we issue shares of our common stock at a conversion price that is less than $22.79 per share, we will record a charge to our statement of operations in an amount equal to the intrinsic value of the beneficial conversion feature. This value would be determined by subtracting the number of shares of our common stock issuable upon conversion of the applicable portion of the debentures at a conversion price of $22.79 from the number of shares issuable upon conversion of that portion of the debentures at the lower conversion price, and multiplying the difference by $22.79, the closing price of our common stock on the date we issued the debentures. Any such charge, if recorded, would be a non-cash charge and would not affect our net shareholders' equity.

IF OUR SHARES ARE ISSUED TO THE INVESTOR, THOSE SHARES MAY BE SOLD INTO THE MARKET, WHICH COULD DEPRESS THE PRICE OF OUR STOCK AND ENCOURAGE SHORT SALES OF OUR STOCK.

        To the extent the debentures are converted or interest on the debentures is paid in shares of our common stock rather than cash, a significant number of these shares of our common stock may be sold into the market, which could decrease the price of our common stock and encourage short sales. Short sales could place further downward pressure on the price of our common stock. In that case, we could be required to issue an increasingly greater number of shares of our common stock upon future conversions of the debentures as a result of the adjustments described above, sales of which could further depress the price of our common stock.

THE DEBENTURES PROVIDE FOR VARIOUS EVENTS OF DEFAULT THAT WOULD ENTITLE THE INVESTOR TO REQUIRE THE COMPANY TO REPAY THE ENTIRE AMOUNT OWED IN CASH WITHIN THREE DAYS. IF AN EVENT OF DEFAULT OCCURS, WE MAY BE UNABLE TO IMMEDIATELY REPAY THE AMOUNT OWED, AND ANY REPAYMENT MAY LEAVE US WITH LITTLE OR NO WORKING CAPITAL IN OUR BUSINESS.

        The debentures provide for various events of default, including the following:

        - the occurrence of an event of default under our loan agreements with The CIT Group;

        - our failure to pay the principal, interest or any liquidated damages due under the debentures;

        - our failure to make any payment on any indebtedness of $1 million or more to any third party if that failure results in the acceleration of the maturity of that indebtedness;

        - an acquisition after October 31, 2000 by any individual or entity, other than the investor and its affiliates, of more than 40% of our voting or equity securities;

        - the replacement of more than 50% of the persons serving as our directors as of October 31, 2000, unless the replacement director or directors are approved by our directors as of October 31, 2000 or by successors whose nominations they have approved;

        - a merger or consolidation of our company or a sale of more than 50% of its assets unless the holders of our securities immediately prior to such transaction continue to hold at least a majority of the voting rights and equity interests of the surviving entity or the acquirer of our assets;

        -   our entry into bankruptcy;

        - our common stock fails to be listed or quoted for trading on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap Market;

        -   our completion of a "going private" transaction under SEC Rule
            13e-3;

        - a holder of shares issuable under the debentures or the warrant is not permitted to sell those securities under our registration statement covering those shares for a period of five or more trading days;

        - after the effective date of the registration statement covering the resale of the shares issuable pursuant to the debentures and the investor's warrant, the investor is not permitted, for five or more trading days, to sell our shares under that registration statement or any replacement registration statement we may file;

        - our failure to deliver certificates evidencing shares of our common stock underlying the debentures or the warrant within five days after the deadline specified in our transaction documents with the investor;

        - our failure to have a sufficient number of authorized but unissued and otherwise unreserved shares of our common stock available to issue such stock upon any exercise or conversion of the warrant and the debentures;

        - the exercise or conversion rights of the investor under the warrant or the debentures are suspended for any reason, except as provided in the applicable transaction documents;

        - our default on specified obligations under our registration rights agreement with the investor and failure to cure that default within 60 days; and

        - other than the specified defaults under the registration rights agreement referred to above, our default in the timely performance of any obligation under the transaction documents with the investor and failure to cure that default for 20 days after we are notified of the default.

        If an event of default occurs, the investor can require us to repurchase all or any portion of the principal amount of any outstanding debentures at a repurchase price equal to the greater of 110% of such outstanding principal amount, plus all accrued but unpaid interest on such outstanding debentures through the date of payment, or the total value of all of our shares issuable upon conversion of such outstanding debentures, valued based on the average closing price of our common stock for the preceding five trading days, plus any accrued but unpaid interest on such outstanding debentures. In addition, upon an event of default under the debentures, the investor could also require us to repurchase from the investor any of our shares of common stock issued to the investor upon conversion of the debentures within the preceding 30 days, which would be valued at the average closing price of our common stock over the preceding five trading days. We would be required to complete these repurchases no later than the third trading day following the date an event of default notice is delivered to us.

        If we were required to make a default payment at a time when all of the debentures were outstanding, the payment required would be a minimum of $16.5 million and could be substantially greater depending upon the market price of our common stock at the time. In addition, if we default in the timely performance of specified obligations under our registration rights agreement with the investor, we would also be obligated to pay as liquidated damages to the investor an amount equal to $300,000 each month until any such default is cured.

        Some of the events of default include matters over which we may have some, little or no control, such as various corporate transactions in which the control of our company changes, or if our common stock ceases to be listed on a trading market. If an event of default occurs, we may be unable to repay any part or all of the entire amount in cash. Any such repayment could leave us with little or no working capital for our business.

THE PAYMENT TO BRIGHTON CAPITAL, LTD. IN CONNECTION WITH OUR SALE OF OUR CONVERTIBLE DEBENTURES MAY BE INCONSISTENT WITH THE PROVISIONS OF SECTION 15 OF THE SECURITIES EXCHANGE ACT AND MAY ENABLE THE INVESTOR TO RESCIND ITS INVESTMENT.

        We paid Brighton Capital, Ltd. $375,000 for its introduction to us of the purchaser of our 6% convertible debentures. The Staff of the Securities and Exchange Commission has informed us that the receipt by Brighton Capital of this payment may be inconsistent with the registration provisions of Section 15 of the Securities Exchange Act of 1934, as amended. If this payment were determined to be inconsistent with Section 15, then, under Section 29 of the Securities Exchange Act:

        - Montrose Investments L.P., the purchaser of our debentures, might have the right to rescind its purchase of these securities, which would require us to repay to Montrose Investments L.P. the $15.0 million that it invested in us;

        -   We might be subject to regulatory action; and

        - We might be able to recover the $375,000 fee that we paid to Brighton Capital in connection with the transaction.


THE DEBENTURES RESTRICT OUR ABILITY TO RAISE ADDITIONAL EQUITY WITHOUT THE CONSENT OF THE INVESTOR, WHICH COULD HINDER OUR EFFORTS TO OBTAIN ADDITIONAL NECESSARY FINANCING TO OPERATE OUR BUSINESS OR TO REPAY THE DEBENTURE HOLDERS.

        The agreements we executed when we issued these debentures prohibit us from obtaining additional equity or equity equivalent financing for a period of 90 trading days after the effective date of the registration statement covering the resale of the shares issuable upon conversion of the debentures. We also agreed that for a period of 180 trading days after the effective date of the registration statement covering the resale of the shares issuable upon conversion of the debentures, we would not, without the investor's consent, obtain additional equity or equity equivalent financing unless we first offer the investor the opportunity to provide such financing upon the terms and conditions proposed. These restrictions have several exceptions, such as issuances of options to employees and directors, strategic transactions and acquisitions and bona fide public offerings with proceeds exceeding $20 million in gross proceeds. The restrictions described in this paragraph may make it extremely difficult to raise additional equity capital during the 90-day and 180-day periods. We may need to raise such additional capital, and if we are unable to do so, we may have little or no working capital for our business, and the market price of our stock may decline.

WE MAY BE REQUIRED TO PAY LIQUIDATED DAMAGES IF WE DO NOT OBTAIN SHAREHOLDER APPROVAL FOR ISSUANCE OF OUR COMMON STOCK, OR IF WE ARE UNABLE TO TIMELY REGISTER THESE SHARES.

        We are subject to National Association of Securities Dealers Rule 4350, which generally requires shareholder approval of any transaction that would result in the issuance of securities representing 20% or more of an issuer's outstanding listed securities. Upon conversion or the payment of interest on debentures we are not able to issue more than 2,322,150 shares, or 19.99% of our outstanding common stock on October 30, 2000, the day prior to the date of issuance of the debentures. The terms of the convertible debentures purchase agreement also provide that the shareholder desiring to convert has the option of requiring us either to seek shareholder approval within 75 days of the request or to pay the converting holder the monetary value of the debentures that cannot be converted, at a premium to the converting holder. If the shareholder requires that we convert the debentures into shares and we have not obtained the requisite shareholder approval within 75 days, we would be obligated to pay the monetary value to the purchaser as liquidated damages. Also, under the terms of the Registration Rights Agreement, we will incur liquidated damages of approximately $300,000 per month if the investor is not permitted, for five or more trading days, to sell our shares under our registration statement covering the resale of those shares or under any replacement registration statement that we may file.

EVEN IF WE NEVER ISSUE OUR STOCK UPON THE CONVERSION OF THE DEBENTURES OR UPON EXERCISE OF THE INVESTOR'S WARRANTS, WE MAY ISSUE ADDITIONAL SHARES, WHICH WOULD REDUCE YOUR OWNERSHIP PERCENTAGE AND DILUTE THE VALUE OF YOUR SHARES.

        Other events over which you have no control could result in the issuance of additional shares of our common stock, which would dilute your ownership percentage in Procom. Our issuance of 480,000 shares in connection with the acquisition of Scofima Software S.r.l. is an example of an issuance of additional shares to finance an acquisition that may dilute your ownership. In the future, we may issue additional shares of common stock or preferred stock: to raise additional capital or finance acquisitions, upon the exercise or conversion of outstanding options, warrants and shares of convertible preferred stock, or in lieu of cash payment of dividends. Our issuance of additional shares would dilute your shares. In addition, resales of the shares covered by this prospectus could adversely affect the market price of our stock.


                           FORWARD-LOOKING STATEMENTS

         Certain forward-looking statements, including statements regarding our expected financial position, business and financing plans are contained in this prospectus or in documents incorporated by reference in this prospectus. These forward-looking statements reflect our views with respect to future events and financial performance. The words "believe," "expect," "plans" and "anticipate" and similar expressions identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus, including, without limitation, under "Risk Factors" and in reports filed by us with the Securities and Exchange Commission and incorporated by reference in this prospectus, and all subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS


         We estimate that our net proceeds from the sale of shares of common stock by us in this offering will be approximately $20,310,000, after deducting the placement agent's fee and offering expenses payable by us.

         We intend to use the net proceeds from this offering as follows:

         o approximately $5.0 million for expanding our sales and marketing organization;

         o  approximately $4.0 million for research and development;

         o if the investor elects to convert some part or all of the $5.0 million of debentures that it is entitled to convert during the re-set period beginning on May 15, 2001, to pay the investor such amount in cash;

         o for other general corporate purposes, including working capital and the potential repayment of additional debt. We are currently attempting to negotiate and complete a sale-leaseback transaction involving our headquarters building in Irvine, California. We cannot assure you that we will be able to complete this transaction on favorable or any terms. If we complete this transaction, we would be required to use a portion of the sale proceeds to repay approximately $4.0 million of outstanding principal and accrued interest on our one-year term loan with CIT Business Credit, which bears interest at the lender's prime rate (8.0% at April 30, 2001) plus 1.0% and which was used to finance the completion of our corporate headquarters. If we do not complete a sale-leaseback transaction, we may use proceeds from this offering to repay this loan to CIT Business Credit. In addition, if the investor in our debentures elects to convert some or all our debentures during re-set periods beginning after May 15, 2001, we may use proceeds from this offering to repay in cash the portion of the debentures that the investor elects to convert during those re-set periods.


         We may use a portion of the net proceeds to acquire or make investments in businesses, products or technologies that we believe will complement our current or future business. While we are currently evaluating potential transactions and transaction prospects, we do not currently have agreements or commitments with respect to any acquisition or investment. We will retain broad discretion in the allocation of the net proceeds of this offering. Pending such uses, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                              PLAN OF DISTRIBUTION


         We are offering the shares of common stock principally to selected institutional investors and strategic investors. We have retained Merrill Lynch, Pierce, Fenner & Smith Incorporated as our placement agent in connection with the arrangement of offers and sales on a best efforts basis. The placement agent is not obligated and does not intend to purchase any of the shares offered by this prospectus. We anticipate that the placement agent will seek indications of interest from potential investors to purchase an aggregate of 2,000,000 shares. We will not seek effectiveness of the registration statement of which this prospectus forms a part and we will not accept any investor funds until indications of interest have been received for a number of shares acceptable to us and, if required under the terms of our debentures, the holder of those debentures. Confirmations and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. We will not accept any investor funds before the effectiveness of the registration statement. Funds from investors will be deposited into an escrow account and will not be released until a minimum of $20.0 million, or such lesser amount as may be agreed to by us and the placement agent, has been deposited with the escrow agent.

         The placement agent is a member in good standing of the National Association of Securities Dealers, Inc. and is registered as a broker/dealer with the Securities and Exchange Commission. We have agreed to pay the placement agent, as the placement fee, an aggregate of 6.5% of the gross proceeds of this offering and, if the gross proceeds from this offering are less than $20.0 million, to reimburse the placement agent for its accountable expenses on this offering up to a total of $150,000. We have also granted the placement agent a right of first refusal to provide investment banking or advisory services with respect to certain future financings and business combinations. We have also agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the placement agent may be required to make in respect of those liabilities.

         In addition to the compensation paid to the placement agent, we also expect to incur expenses of approximately $260,000.


         There can be no assurance that the placement agent will be successful in placing any or all of the shares offered by this prospectus. The placement agent does not intend to place any shares to any account over which it may exercise discretionary authority. The above is a brief summary of the material provisions of the placement agent agreement between us and the placement agent and does not purport to be a complete statement of the respective terms and conditions of the agreement. A copy of the placement agent has been filed as an exhibit to the registration statement of which this prospectus forms a part.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 65,000,000 shares of $0.01 par value common stock and 10,000,000 shares of $0.01 par value preferred stock. As of May 15, 2001, there were 12,149,230 shares of our common stock outstanding. Upon completion of this offering, and assuming the sale of all 2,000,000 shares of common stock offered by this prospectus and no other issuances of our common stock, we will have outstanding 14,149,230 shares of common stock.


COMMON STOCK

         Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of the liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

         Our articles of incorporation, as amended and restated, authorize 10,000,000 shares of preferred stock. Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of each series, without further vote or action by the shareholders. Issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

DEBENTURES


General

         On October 31, 2000, we issued to a private investor a total of $15.0 million of our convertible debentures due October 31, 2003. We also issued the investor warrants to purchase up to 32,916 shares of our common stock at an exercise price of $32.55 per share, subject to adjustment as described below. The net proceeds to us from this private placement were approximately $14.4 million. In connection with this transaction, we paid Brighton Capital, Ltd., an unrelated party, a fee of $375,000. This fee was payable upon closing and was paid on October 31, 2000.

Interest

         The debentures bear interest at the rate of 6% per annum, payable quarterly. We have the option of paying this interest in cash or in shares of our common stock. If we pay interest in common stock, that stock will be valued at the average of the closing prices of our common stock as reported by Nasdaq for the five trading days preceding the date that interest payment is due or the first trading day after that date if the interest payment date is not a trading day.

Conversion

         Conversion at the option of the investor.

Fixed Conversion Price

         Except during the periods described below, the debentures are convertible at the option of the investor at any time after issuance at a conversion price of $22.79, subject to anti-dilution adjustment as a result of such events as stock dividends, distributions, subdivisions, combinations or reclassifications of our common stock. The conversion price is also subject to a weighted average adjustment if, subject to certain exceptions, we issue our common stock (other than to the investor) at a price below the conversion price then in effect for the debentures. The weighted average adjustment means that if we issue our stock at a per share price less than the debenture conversion price then in effect, the conversion price will be reduced on a weighted average basis, which will allow the investor to convert the debentures into a greater number of shares of our common stock. Under the weighted average adjustment provisions of the debentures, the more shares we issue (other than to the investor), and the greater the discount at which these shares are issued to the conversion price then in effect, the greater the resulting reduction in the conversion price.

         The issuance of our shares in the offering to which this prospectus relates will result in an adjustment to the conversion price of the debentures. If we were to issue 2,000,000 shares in this offering at a price of $11.00 per share, the conversion price of the debentures would be reduced from $22.79 to approximately $21.20 as a result of the anti-dilution adjustment provisions of the debentures.

Re-set Conversion Price

        During five-trading-day periods beginning on May 15, 2001, October 31, 2001 and at six-month intervals after October 31, 2001, the conversion price of the debentures automatically re-sets to the lesser of the conversion price that would otherwise then apply or 90% of the average closing price of our stock during the ten trading days preceding each such date. During the re-set period beginning on May 15, 2001, the investor may elect to convert up to one-third of the principal amount of the debentures, plus any unpaid interest on that amount, at the re-set conversion price. Up to two-thirds of the principal amount of the debentures, plus any unpaid interest on that amount, can be converted at the re-set conversion price during the re-set period beginning on October 31, 2001, and up to the full principal amount of the debentures, plus any unpaid interest, can be converted at the re-set conversion price during each subsequent five-trading day period. After the end of each re-set period, the conversion price will automatically revert to the fixed conversion price, which will remain in effect until the next re-set period.

        If the investor elects to convert the applicable portion of the debentures during any period when the re-set conversion price is in effect, we have the right under the debentures to pay the investor in cash the principal amount of the portion of the debentures desired to be converted, plus any unpaid interest on that portion. If we pay cash, the portion of the debentures paid for in cash will be retired and may not be converted into our shares at the re-set or any conversion price. If we do not pay cash, we will have to issue shares of our common stock at the re-set conversion price. The number of shares issuable to the investor in such event, and the percentage of our total outstanding common stock that the investor would have the right to acquire, would be substantial based on the recent market price of our stock. Further decreases in the market price of our stock would require us to issue an even greater number of our shares if we do not pay cash. Sales of our stock by the investor received as a result of any such conversion or from the exercise of the investor's warrants could depress the price of our stock, which could in turn require us to issue a greater number of our shares upon any subsequent conversions of the debentures at the re-set conversion price by the investor.

        The following table sets forth the number of shares of our common stock that we would be required to issue to the investor if the debentures were to be converted in full at hypothetical re-set conversion prices, and the resulting percentage of our outstanding stock that would then be owned by the investor giving effect to the indicated issuance to the investor and our issuance of 2,000,000 shares of our common stock in the offering to which this prospectus relates.

                             Number of Shares
                               Issuable on
     Hypothetical               Conversion
       Re-Set                   at Re-set               Percentage of
       Prices               Conversion Price(1)      Outstanding Stock(2)
     ------------           -------------------      --------------------
      4.67(3)                   3,211,304                   18.5%
      3.50(-25%)(4)             4,281,738                   23.2%
      2.34(-50%)(5)             6,422,608                   31.2%
      1.17(-75%)(6)            12,845,215                   47.6%

-------------
(1) The number of shares of common stock issuable upon conversion of the debentures at the re-set conversion price by the investor assumes that 100% of the debentures are converted but does not include any shares that may be issuable to pay interest on the debentures. The share figure also does not include any shares issuable upon exercise of any part or all of the investor's warrant.

(2) Calculated based on 12,149,230 shares of our common stock issued and outstanding as of May 15, 2001 and after giving effect to the indicated issuance to the investor and our issuance of 2,000,000 shares of our common stock in the offering to which this prospectus relates.

(3) Represents a hypothetical re-set conversion price equal to 90% of $5.19, the closing price of our common stock on April 9, 2001, which was the lowest closing price of our common stock for any trading day since the closing of the sale of the debentures and warrant to the investor on October 31, 2000.

(4) Represents a hypothetical re-set conversion price that is 25% lower than the hypothetical re-set conversion price specified in footnote (3).

(5) Represents a hypothetical re-set conversion price that is 50% lower than the hypothetical re-set conversion price specified in footnote (3).

(6) Represents a hypothetical re-set conversion price that is 75% lower than the hypothetical re-set conversion price specified in footnote (3).

         Conversion at our option. If the market price of our common stock for 20 consecutive trading days exceeds 135% of the conversion price then in effect under the debentures, we can require the investor to convert the outstanding debentures into shares of our common stock at the conversion price then in effect. If we were to require conversion of the full amount of the debentures at a time when the conversion price were equal to $21.20 per share, which would be the approximate conversion price as adjusted to reflect the issuance of 2,000,000 shares in this offering at an assumed price of $11.00 per share, the debentures would convert into 707,696 shares of our common stock, giving the investor approximately 4.8% of our outstanding shares of common stock after giving effect to such issuance to the investor and the issuance of 2,000,000 shares of our common stock in this offering.

Repurchase Right

         We have the right, upon 20 trading days' notice to the investor, to repurchase for cash all or any portion of the outstanding debentures at a price equal to 110% of the outstanding principal amount of the debentures plus all accrued but unpaid interest through the date of our repurchase.

WARRANTS


         At the same time we issued the debentures, we also issued to the investor five-year warrants to purchase up to 32,916 shares of our common stock at an exercise price equal to $32.55 per share. The exercise price and the number of shares of our common stock issuable upon exercise of the warrants are subject to anti-dilution adjustments that are similar to those described above for the debentures. For example, the exercise price is subject to adjustment as a result of such events as stock dividends, distributions, subdivisions, combinations or reclassifications of our common stock. The exercise price is also subject to a weighted average adjustment if we issue our common stock at a price below the exercise price then in effect for the warrants. The weighted average adjustment means that if we issue our stock at a per share price less than the warrant exercise price then in effect, the exercise price will be reduced on a weighted average basis, which will allow the holder of the warrants to receive a greater number of shares of our common stock upon exercise of the warrants. Under the weighted average adjustment provisions of the warrants, the more shares we issue in the future (other than to the warrant holder), and the greater the discount at which these shares are issued to the warrant exercise price then in effect, the greater the resulting reduction in the exercise price of the warrants.

         The issuance of our shares in the offering to which this prospectus relates will result in an adjustment to the exercise price of the warrants and the number of our shares issuable upon exercise of the warrants. For example, if we were to issue 2,000,000 shares in this offering at an assumed price of $11.00 per share, the exercise price of the warrants would be reduced from $32.55 to approximately $30.27 as a result of the anti-dilution adjustment provisions of the warrants. In addition, under the same adjustment provisions of the warrants, the number of shares issuable upon exercise of the warrants would be increased from 32,916 to 35,392. If the warrants were exercised for all of the adjusted number of shares at the adjusted exercise price, we would receive a total of $1,071,416 in proceeds from such exercise.


ANTI-TAKEOVER PROVISIONS

         Some provisions of our articles of incorporation and bylaws may have the effect of delaying or preventing changes in our control or our management. These provisions include those:

         o authorizing the issuance of preferred stock without shareholder approval;

         o  providing for a classified board of directors;

         o  prohibiting cumulative voting in the election of directors;

         o requiring the approval of our shareholders and our board of directors to amend some provisions of our articles and bylaws;

         o  limiting the persons who may call special meetings of shareholders;
            and

         o establishing advance notice requirements for nomination for election to the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is U.S. Stock Transfer Company, located in Glendale, California.

                             VALIDITY OF THE SHARES

         O'Melveny & Myers LLP will pass upon the validity of the shares of common stock on our behalf. Fenwick & West LLP, Palo Alto, California, will pass upon legal matters for the placement agent.

                                     EXPERTS


         The consolidated financial statements of operations, shareholders' equity and cash flows, and schedule for the year ended July 31, 1998 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.


         The consolidated financial statements and schedule as of July 31, 1999 and 2000 and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the public reference facilities of the Commission located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. You can also access copies of this material electronically on the Commission's home page on the World Wide Web at http://www.sec.gov.


         This prospectus is part of a registration statement (Registration No. 333-54462) we filed with the Commission. The Commission permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file with the Commission after the date of this prospectus will automatically update and supersede this information. Any statement contained in a document incorporated by reference in this prospectus will be deemed to be modified or replaced by any statement contained in this prospectus or in any document incorporated by reference in this prospectus that modifies or replaces that statement. Any such statement modified or replaced in that manner will not be deemed a part of this prospectus except as modified or replaced. We incorporate by reference the following documents filed by us with the Commission. Our file number with the Commission is 0-21053. We also incorporate by reference any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering.



         1. Our Annual Report on Form 10-K for the year ended July 31, 2000, as amended;

         2. Our Quarterly Report on Form 10-Q for the quarter ended October 31, 2000, as amended;

         3. Our Current Report on Form 8-K filed on November 3, 2000;

         4. Our Current Report on Form 8-K filed on January 12, 2001, as amended;

         5. Our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001;

         6. Our Current Report on Form 8-K filed on May 17, 2001; and

         7. The description of our common stock contained in our Form S-1 registration statement dated October 30, 1996, including any amendments or reports filed for the purpose of updating such descriptions.



         If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to these documents, unless the exhibits are specifically incorporated by reference in these documents. You should direct any request for copies to Alex Aydin, Chief Financial Officer, 58 Discovery, Irvine, California, 92618, (949) 852-1000.

                                2,000,000 SHARES




                                  COMMON STOCK



                                 ---------------
                                   PROSPECTUS

                                          , 2001
                                 ---------------



                               MERRILL LYNCH & CO.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq National Market additional listing fee.


     SEC registration fee.......................................... $   8,750
     NASD filing fee...............................................     4,313
     Nasdaq National Market listing fee............................    10,000
     Printing and engraving........................................    15,000
     Legal fees and expenses.......................................   175,000
     Accounting fees and expenses..................................    40,000
     Blue sky fees and expenses....................................         0
     Transfer agent fees...........................................     1,000
     Miscellaneous.................................................     5,937
                                                                     --------
       Total.......................................................  $260,000(1)
                                                                     ========
--------------
(1) We have agreed to reimburse the placement agent for up to $150,000 of its accountable expenses if gross proceeds from the offering are less than $20.0 million, which amount is not reflected in the above expense estimate.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         We have adopted provisions in our Amended and Restated Articles of Incorporation that limit the liability of our directors in certain instances. As permitted by the California General Corporation Law, directors will not be liable to us for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. See Item 17 of this registration statement regarding the opinion of the Securities and Exchange Commission as to indemnification of liabilities arising under the Securities Act. Such limitation does not affect liability for any breach of a director's duty to us or our shareholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to our best interests or the best interest of our shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to us or our shareholders, or that show a reckless disregard for his duty to us or our shareholders in circumstances in which he was, or should have been, aware, in the ordinary course of performing his duties, of a risk of serious injury to us or our shareholders or (iii) based on transactions between us and our directors or another corporation with interrelated directors or on improper distributions, loans, or guarantees under applicable sections of the California General Corporation Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission, although in certain circumstances equitable relief may not be available as a practical matter. The limitation may relieve the directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers. No claim or litigation is currently pending against our directors that would be affected by the limitation of liability.

         Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws provide that we shall indemnify our directors and may indemnify our officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law.

ITEM 16. EXHIBITS

Exhibit
Number                          Description
-------                         -----------

  1.1           Form of Placement Agent Agreement

  4.1           Form of Subscription Agreement

  4.2           Form of Escrow Agreement

  5.1           Opinion of O'Melveny & Myers LLP

 10.1 Agreement for Wholesale Financing (Security Agreement) between Procom Technology, Inc. and IBM Credit Corporation (incorporated by reference to Exhibit 10.1 in Amendment No. 1 to Registration Statement on Form S-3 of Procom filed on January 16, 2001)

 23.1           Consent of KPMG LLP

 23.2           Consent of Arthur Andersen LLP, independent public accountants

 23.3           Consent of O'Melveny & Myers LLP (contained in Exhibit 5.1)

ITEM 17. UNDERTAKINGS

         We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the California Corporations Code, our Articles of Incorporation or the Bylaws, indemnification agreements entered into between us and our officers and directors, the Underwriting Agreement, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         We hereby undertake that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, Procom Technology, Inc. certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this 17th day of May, 2001.


                                                   PROCOM TECHNOLOGY, INC.


                                                   By: /s/ ALEX RAZMJOO
                                                       -----------------------
                                                           Alex Razmjoo
                                                           President and Chief
                                                           Executive Officer





         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



           SIGNATURE                            TITLE                          DATE
           ---------                            -----                          ----
     /s/ ALEX RAZMJOO                  Chairman of the Board              May 17, 2001
--------------------------------        President and Chief
         Alex Razmjoo                    Executive Officer
                                    (Principal Executive Officer


     /s/ ALEX AYDIN                   Executive Vice President,           May 17, 2001
--------------------------------      Finance and Administration
         Alex Aydin                    (Principal Financial and
                                   Accounting Officer) and Director


              *                                 Director                  May 17, 2001
--------------------------------
        Frank Alaghband


              *                                 Director                  May 17, 2001
--------------------------------
        Nick Shahrestany

                                                Director
--------------------------------
          Dom Genovese

                                                Director
--------------------------------
          David Blake



* Alex Aydin, by signing his name hereto, signs this document on behalf of each of the persons indicated above pursuant to the powers of attorney duly executed by such persons and set forth on the signature page of the Registration Statement filed with the Securities and Exchange Commission.


                                                 By: /s/ ALEX AYDIN
                                                     ---------------------------
                                                         Alex Aydin

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

  1.1           Form of Placement Agent Agreement

  4.1           Form of Subscription Agreement

  4.2           Form of Escrow Agreement

  5.1           Opinion of O'Melveny & Myers LLP

 10.1 Agreement for Wholesale Financing (Security Agreement) between Procom Technology, Inc. and IBM Credit Corporation (incorporated by reference to Exhibit 10.1 in Amendment No. 1 to Registration Statement on Form S-3 of Procom filed on January 16, 2001)

 23.1           Consent of KPMG LLP

 23.2           Consent of Arthur Andersen LLP, independent public accountants

 23.3           Consent of O'Melveny & Myers LLP (contained in Exhibit 5.1)